STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
CHAMPIONS ONCOLOGY, INC.

Champions Oncology, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify:

FIRST: That by written consent in accordance with Section 228 of the GCL, dated March 10, 2015, a majority of the outstanding stock of the Corporation granted the Board of Directors of the Corporation (the "Board") the authority to approve and effect a reverse split of the Corporation's outstanding stock at a ratio ranging from one-for-three (1-for-3) and one-for-fifteen (1-for-15).

SECOND: That by written consent in accordance with Section 141(f) of the GCL, dated July 29, 2015, the Board unanimously approved a resolution to, as soon as practicable, amend the Corporation's Certificate of Incorporation to effect a reverse split of the Corporation's outstanding common stock at an exchange ratio equal to one-for-twelve (1-for-12).

THIRD: That this amendment was duly adopted in accordance with the provisions of Sections 212 and 242 of the GCL.

FIFTH: Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> "FOURTH The total number of shares of common stock which the Corporation is authorized to issue is 200,000,000, at a par value of $0.001 per share ("**Common Stock**").

Each twelve (12) shares of Common Stock outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware (the "**Effective Time**") shall be converted and reclassified into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form, or, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificate (as defined below), in an amount equal to the product obtained by multiplying (a) the average closing sale price of shares of common stock for the 10 trading days immediately prior to the Effective Time or, if no such sale takes place on such days, the average of the closing bid and asked prices for such days, in each case as officially reported by the Over-The-Counter Bulletin Board, by (b) the fraction of one share owned by the stockholder. Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock ("**Old Certificate**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation of the Corporation to be signed by the undersigned, Joel Ackerman, an Authorized Officer, and the undersigned has executed this certificate and affirms the foregoing as true and under penalty of perjury this 11th day of August, 2015.

CHAMPIONS ONCOLOGY, INC.

By: ______________________________
Name: Joel Ackerman
Title: Chief Executive Officer